direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May 23, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549
Re:	Community Bankers Acquisition Corp. Registration Statement on Form S-1 Amendment No. 7 Filed on May 2, 2006 File No. 333-124240

Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 8 to the Registration Statement on Form S-1 (“Amendment No. 8”), including exhibits.
     The Amendment No. 8 incorporates changes responsive to Staff comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated May 1, 2006 and as subsequently discussed. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 8. As discussed with the Staff on May 22, 2006, the revisions include conforming changes relating to the following matters:
1.      Disclosure consistency with respect to:
(1)	The Company’s dissolution cannot be assured;

(2)	The terms of the Certificate of Incorporation relating to the obligation of the board of directors to adopt a resolution finding the Company’s dissolution advisable;

(3)	The anticipated costs of dissolution and how these are expected to be paid;

(4)	The vote of the initial stockholders relating to the Company’s dissolution.
2.      Investment Company Act Risk Factor.
         Amendment 8, as requested, includes a risk factor beginning on page 21, relating to the risks associated with the Investment Company Act including disclosure of steps the Company will implement to avoid being deemed to be an investment company and a statement which clarifies that there is nevertheless a risk that the Company could be considered an investment company and subject to that act. The text of the risk factor is as follows:

Securities and Exchange Commission

          “If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it more difficult for us to complete a business combination.
          “If we are deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including restrictions on the nature of our investments and restrictions on the issuance of securities.
          “In addition, we may have imposed upon us certain burdensome requirements, including:
•	registration as an investment company;

•	adoption of a specific form of corporate structure, and

•	reporting, record keeping, voting, proxy, compliance and disclosure obligations, and

•	compliance with other rules and regulations.
          “We do not believe that our anticipated activities will subject us to the Investment Company Act of 1940. The proceeds held in trust may only be invested by the trust agent in “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940. However, this offering is not intended for persons who are seeking a return on investments in government securities. The escrow account and the purchase of government securities for the account is intended as a holding place for funds pending the earlier to occur of either (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution and return of the funds held in this account.
          “In addition, if we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria have been satisfied, our certificate of incorporation (a) provides that our corporate powers will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation, and (b) requires that our board of directors within 15 days adopt a resolution finding our dissolution advisable and provide notice as soon as possible thereafter of a special meeting of stockholders to vote on our dissolution. Inasmuch as we cannot assure you that our stockholders will approve our dissolution in a timely manner or ever approve our dissolution so that we can liquidate and distribute the trust fund to holders of our common stock sold in this offering, we may nevertheless be deemed to be an investment company. If we were deemed to be subject to that act, compliance with these additional regulatory burdens would require additional expense for which we have not budgeted.

Securities and Exchange Commission

3.     Exhibits.
          We have attached to this letter, pursuant to your request, the following exhibits, in pdf form, marked to show changes since the document was last filed as an exhibit:
a.	Exhibit 1.1, Underwriting Agreement;

b.	Exhibit 3.1, Amended and Restated Certificate of Incorporation;

c.	Exhibit 10.1, Insider letter; and

d.	Exhibit 10.2, Investment Management Trust Agreement.
          If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151. We look forward to hearing from you.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosures

cc:	Gary A. Simanson Phillip J. Kushner, Esq.

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